                                                   ----------------------------
                                                           OMB APPROVAL
                                                   ----------------------------
                                                    OMB Number:......323-0145
                                                   ----------------------------
                         UNITED STATES              Expires: December 31, 1997
               SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                      Washington, D.C. 20549        hours per response...14.90
                                                   ----------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2      )*
                                             -------

                                Bell Sports Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    077903102
         ---------------------------------------------------------------
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

 CUSIP No.  077903102            SCHEDULE 13G           Page  2   of  14  Pages
-----------------------                               --------------------------

--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           CB Capital Investors, L.P.
           (as assignee of CB Capital Investors, Inc.)
           13-3986302

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /  /
                                                                    (b) /  /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION

           California

--------------------------------------------------------------------------------
                5  SOLE VOTING POWER
                    2,281,080
  NUMBER OF
   SHARES       ----------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY         Not applicable.
     EACH
  REPORTING     ----------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH           2,281,080

                ----------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER
                    Not applicable.

--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,281,080

--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                              / /

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           16.5%

--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*
           PN

--------------------------------------------------------------------------------

                               Page 2 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

Item 1.
           (a)     Name of Issuer:
                   Bell Sports Corp.

           (b)     Address of Issuer's Principal Executive Offices:
                   10601 N. Hayden Road
                   Suite I-100
                   Scottsdale, Arizona  85260

Item 2.
           (a)     Name of Person Filing:
                   CB Capital Investors, L.P. (as assignee of CB Capital Investors, Inc.) As part of an internal reorganization, all of the investment holdings of CB Capital Investors, Inc. were contributed to CB Capital Investors, L.P.

                   Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

           (b)     Address of Principal Business Office or, if none, Residence:
                   380 Madison Avenue, 12th Floor
                   New York, New York  10017

           (c)     Citizenship:
                   Delaware

           (d)     Title of Class of Securities (of Issuer):
                   Common Stock

           (e)     CUSIP Number:
                   077903102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                   Not applicable.

Item 4.    Ownership
           (a)     Amount Beneficially Owned:
                   2,281,080 (as of December 31, 1997)

           (b)     Percent of Class:
                   16.5 (as of December 31, 1997)

                               Page 3 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

           (c)     Number of shares as to which such person has:
                   (i)      2,281,080
                   (ii)     Not applicable.
                   (iii)    2,281,080
                   (iv)     Not applicable.

Item 5.    Ownership of Five Percent or Less of a Class

                   Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

                   Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not applicable.


Item 8.    Identification and Classification of Members of the Group

                   Not applicable.

Item 9.    Notice of Dissolution of Group

                   Not applicable.

Item 10.   Certification

                   Not applicable.

                               Page 4 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998                CB CAPITAL INVESTORS, L.P.

                                        By:  CB CAPITAL INVESTORS, INC.
                                             its General Partner


                                        By: /s/ Jeffrey C. Walker
                                            ---------------------
                                            Name:  Jeffrey C. Walker
                                            Title: Chief Executive Officer


                               Page 5 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

     This statement is being filed by CB Capital Investors, L.P., a Delaware limited partnership ("CBCI, L.P."), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CBCI, L.P. is CB Capital Investors, Inc., a Delaware corporation ("CBCI"), whose principal business office is located at the same address as CBCI, L.P. CBCI is a wholly owned subsidiary of The Chase Manhattan Bank (f/k/a Chemical Bank, National Association), a New York corporation, which is a wholly owned subsidiary of The Chase Manhattan Corporation (f/k/a Chemical Banking Corporation), a Delaware corporation, both of whose principal business offices are located at 270 Park Avenue, 5th Floor, New York, New York 10017. The limited partner of CBCI, L.P. is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CBCI, L.P.

     CBCI, L.P. and CBCI are engaged in the venture capital and leveraged buyout business. The directors of CBCI are Jeffrey C. Walker and Donald J. Hofmann. The executive officers of CBCI are Jeffrey C. Walker, Chief Executive Officer; Donald J. Hofmann, President; George E. Kelts, Vice President; Mitchell J. Blutt, M.D., Secretary and Robert C. Carroll, Assistant Secretary. Each of the individual general partners of CCP are also officers of CBCI. The address for each of the directors and executive officers CBCI, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

     CCP is also engaged in the venture capital and leveraged buyout business. Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.

Mr. Soghikian's address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.


     Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP

                               Page 6 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

     Chase Bank is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

     Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.

                               Page 7 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                                                                      SCHEDULE A


                            CHASE CAPITAL CORPORATION

                               Executive Officers

 Chief Executive Officer                         William B. Harrison, Jr.*

 President                                       Jeffrey C. Walker**

 Executive Vice President                        Mitchell J. Blutt, M.D.**

 Vice President & Secretary                      Gregory Meridith*

 Vice President                                  George E. Kelts**

 Assistant Secretary                             Robert C. Carroll*



                                    Directors

                            William B. Harrison, Jr.*

                               Jeffrey C. Walker**

------------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

**   Principal occupation is employee of Chase and/or general partner of CCP.
Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                               Page 8 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK

                               Executive Officers*

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                        Donald L. Boudreau, Vice Chairman
                           Marc Shapiro, Vice Chairman

                        Joseph G. Sponholz, Vice Chairman


                                   Directors**

                               Principal Occupation or Employment;
 Name                          Business or Residence Address
 ----                          -----------------------------

Hans W. Becherer               Chairman of the Board
                               Chief Executive Officer
                               Deere & Company
                               8601 John Deere Road
                               Moline, IL 61265

Frank A. Bennack, Jr.          President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, NY 10019

Susan V. Berresford            President
                               The Ford Foundation
                               320 East 43rd Street
                               New York, NY 10017

M. Anthony Burns               Chairman, President and CEO
                               Ryder System, Inc.
                               3600 N.W. S2nd Avenue
                               Miami, FL 33166

------------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

**    Each of the persons named below is a citizen of the United States of
America.

                               Page 9 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                               Principal Occupation or Employment;
 Name                          Business or Residence Address
 ----                          -----------------------------

 H. Laurance Fuller            Chairman of the Board and Chief Executive Officer
                               Amoco Corporation
                               200 East Randolph Drive

                               Chicago, IL 60601

Melvin R. Goodes               Chairman of the Board and Chief Executive Officer
                               Warner-Lambert Company
                               201 Tabor Road
                               Morris Plains, NJ 07950

William H. Gray, III           President and Chief Executive Officer
                               The College Fund/UNCF
                               8260 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, VA 22031

George V. Grune                Chairman of the Board and Chief Executive Officer
                               The Reader's Digest Association, Inc.
                               Chairman of the Board
                               The DeWitt Wallace-Reader's Digest Fund
                               Lila Wallace-Reader's Digest Fund
                               Reader's Digest Road
                               Pleasantville, NY 10570

William B. Harrison, Jr.       Vice Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Harold S. Hook                 Retired Chairman of the Board
                               American General Corporation
                               2929 Allen Parkway
                               Houston, TX 77019

Helene L. Kaplan               Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue - Room 29-72
                               New York, NY 10022

Thomas G. Labrecque            President
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Henry B. Schacht               Retired Chairman of the Board and
                                Chief Executive Officer
                               Lucent Technologies, Inc.
                               600 Mountain Avenue - Room 6A511
                               Murray Hill, NJ 07974

                               Page 10 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102

--------------------------------------------------------------------------------

                               Principal Occupation or Employment;
 Name                          Business or Residence Address
 ----                          -----------------------------

Walter V. Shipley              Chairman of the Board
                               The Chase Manhattan Corporation
                               270 Park Avenue, 8th Floor
                               New York, NY 10017-2070

Andrew C. Sigler               Retired Chairman of the Board
                                and Chief Executive Officer
                               Champion International Corporation
                               1 Champion Plaza
                               Stamford, CT 06921

John R. Stafford               Chairman, President and Chief Executive Officer
                               American Home Products Corporation
                               Five Giralda Farms
                               Madison, NJ 07940

Marina v.N. Whitman            Professor of Business Administration
                                and Public Policy
                               The University of Michigan
                               School of Public Policy
                               411 Lorch Hall, 611 Tappan Street
                               Ann Arbor, MI 48109-1220

                              Page 11 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                                                                      SCHEDULE C

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*

                           Walter V. Shipley, Chairman
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
               Donald L. Boudreau, Senior Executive Vice President
                  Marc Shapiro, Senior Executive Vice President
               Joseph G. Sponholz, Senior Executive Vice President


                                    Directors



                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

Hans W. Becherer              Chairman of the Board
                              Chief Executive Officer
                              Deere & Company
                              8601 John Deere Road
                              Moline, IL 61265

Frank A. Bennack, Jr.         President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, NY 10019

Susan V. Berresford           President
                              The Ford Foundation
                              320 East 43rd Street
                              New York, NY 10017

M. Anthony Burns              Chairman, President and CEO
                              Ryder System, Inc.
                              3600 N.W. S2nd Avenue
                              Miami, FL 33166

------------------

* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

                              Page 12 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

H. Laurance Fuller            Chairman of the Board and Chief Executive Officer
                              Amoco Corporation
                              200 East Randolph Drive
                              Chicago, IL 60601

Melvin R. Goodes              Chairman of the Board and Chief Executive Officer
                              Warner-Lambert Company
                              201 Tabor Road

                              Morris Plains, NJ 07950

William H. Gray, III          President and Chief Executive Officer
                              The College Fund/UNCF
                              8260 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, VA 22031

George V. Grune               Chairman of the Board and Chief Executive Officer
                              The Reader's Digest Association, Inc.
                              Chairman of the Board
                              The DeWitt Wallace-Reader's Digest Fund
                              Lila Wallace-Reader's Digest Fund
                              Reader's Digest Road
                              Pleasantville, NY 10570

William B. Harrison, Jr.      Vice Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

Harold S. Hook                Retired Chairman of the Board
                              American General Corporation
                              2929 Allen Parkway
                              Houston, TX 77019

Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue - Room 29-72
                              New York, NY 10022

Thomas G. Labrecque           President
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

Henry B. Schacht              Retired Chairman of the Board and
                              Chief Executive Officer
                              Lucent Technologies, Inc.
                              600 Mountain Avenue - Room 6A511
                              Murray Hill, NJ 07974

                              Page 13 of 14 Pages

                                  SCHEDULE 13G

Issuer:  Bell Sports Corp.                              CUSIP Number:  077903102
--------------------------------------------------------------------------------

                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------


Walter V. Shipley             Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

Andrew C. Sigler              Retired Chairman of the Board
                               and Chief Executive Officer
                              Champion International Corporation
                              1 Champion Plaza
                              Stamford, CT 06921

John R. Stafford              Chairman, President and Chief Executive Officer
                              American Home Products Corporation
                              Five Giralda Farms
                              Madison, NJ 07940

Marina v.N. Whitman           Professor of Business Administration
                               and Public Policy
                              The University of Michigan
                              School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220

                              Page 14 of 14 Pages